February 24, 2017
To whom it may concern:

Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma
Representative Director,
President and Chief Executive Officer
(Code No. 6479 TSE Div. No. 1)
Contact:	Naoyuki Kimura
General Manager
General Affairs Department
Phone:	+81-(0)3-6758-6712

Determination to Extend the Trust Period of the “Trust-type Employee Shareholding Incentive Plan (E-Ship®)”

The “Minebea Employee Stock Holding Partnership,” of which employees of the Company group are members, has determined on January 25, 2017, to approve the amendment of the trust agreement (the “Trust Agreement”) and the extension of the end date of the trust period from May 9, 2017 to late December, 2018, of the “Trust-type Employee Shareholding Incentive Plan (E-Ship®)” (the “Plan”) which was reintroduced on May 10, 2012.  Based on the determination by the “Minebea Employee Stock Holding Partnership” above, the Company announces that it has resolved, at its board of directors’ meeting held on 24 February, 2017, to enter into the amendment agreement with the trustee of the “Minebea Employee Stock Holding Partnership Exclusive Trust Account” which has been established under the Plan (i.e., Nomura Trust and Banking Co., Ltd.) and the trust administrators who represent the employees’ interests to extend the end date of the trust period as follows, and to appoint an attorney-at-law as an additional trust administrator.  For an outline of the Plan, please see “Reintroduction of “Trust-type Employee Shareholding Incentive Plan (E-Ship®)”” dated May 10, 2012.

1.	Extension of the Trust Period The end date of the trust period will be postponed as follows.

Before change:	May 9, 2017
After change:	December 27, 2018

2.	Scheduled Execution Date of the Amendment Agreement February 27, 2017

(Related Information)
Press release
May 10, 2012
Reintroduction of “Trust-type Employee Shareholding Incentive Plan (E-Ship®)”
http://www.minebeamitsumi.com/english/news/press/2012/1186680_6008.html